6-10-2003



SECUR 03054343 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Trust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 Cantrell Road
(No. and Street)

Little Rock	Arkansas	72212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dianne Taylor (501) 907-2295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD,LLP
(Name – *if individual, state last, first, middle name*)

400 West Capitol, Suite 2500	Little Rock	Arkansas	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Fred Eason, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Trust Investments, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Delta Trust Investments, Inc.

December 31, 2002 and 2001

Contents



5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

bkd.com

Independent Accountants' Report

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Delta Trust Investments, Inc. (a wholly-owned subsidiary of Delta Trust and Bank) as of December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Trust Investments, Inc. as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
January 30, 2003

Delta Trust Investments, Inc.
Statements of Financial Condition
December 31, 2002 and 2001

Assets

	2002	2001
Cash	$ 3,018	$ 33,289
Deposits with clearing organizations (cash of $464 and $6,138 and securities with a market value of $484,829 and $496,804 for 2002 and 2001, respectively)	485,293	502,942
Other receivables	5,548	3,593
Income taxes receivable from affiliate	159,032	114,385
Deferred income taxes	—	2,379
Furniture and equipment, at cost, less accumulated depreciation of $34,373 and $16,049 for 2002 and 2001, respectively	85,828	49,084
Other assets	48,423	38,617
Total assets	$ 787,142	$ 744,289

Liabilities and Stockholder's Equity

	2002	2001
Payable to clearing organization	$ 137	$ 1,900
Accounts payable and accrued expenses	24,357	29,847
Deferred income taxes	4,918	—
Total liabilities	29,412	31,747
Stockholder's equity		
Common stock, $1 par value; authorized 10,000 shares; issued and outstanding 5,000 shares	5,000	5,000
Additional paid-in capital	1,139,160	1,018,000
Retained earnings (deficit)	(386,430)	(310,458)
Total stockholder's equity	757,730	712,542
Total liabilities and stockholder's equity	$ 787,142	$ 744,289

See Notes to Financial Statements

Delta Trust Investments, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company (a wholly-owned subsidiary of Delta Trust & Bank) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company earns its revenue primarily from the sale of equities, mutual funds and bonds to individuals.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company is able to carry customer accounts, however, conducts its operations pursuant to the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those investments.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2002 and 2001, no amounts were required to be segregated pursuant to federal and other regulations.

Delta Trust Investments, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Significant Accounting Policies

Commission revenue and related expenses are recorded on a trade date basis.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Delta Trust and Bank, and its parent Delta Trust and Banking Corporation and other affiliated companies. Each member's tax is computed on a separate return basis.

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Delta Trust Investments, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

Note 2: Deferred Income Taxes

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2002	2001
Deferred tax assets		
Commissions payable	$ —	$ 10,148
Other	34	680
	34	10,828
Deferred tax liabilities		
Accumulated depreciation	4,459	2,344
Prepaid insurance	—	1,444
Prepaid fees	—	4,661
Section 481(a) adjustment	493	—
	4,952	8,449
Net deferred tax asset (liability)	$ (4,918)	$ 2,379

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had:

	2002	2001
Net capital	$ 449,202	$ 494,547
Required net capital	250,000	250,000
Excess net capital	$ 199,202	$ 244,547
Net capital ratio	.07 to 1	.06 to 1